O’Neill Law Group PLLC		435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Christian I. Cu**	Telephone: (360) 332-3300
Facsimile: (360) 332-2291
E-mail: son@stockslaw.com

File #4384
June 13, 2005
VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549

Attention: David H. Roberts, Staff Attorney

Dear Sirs:

RE:	RANCHO SANTA MONICA DEVELOPMENTS INC. (the “Company”)
	-	SEC File Number 333-122375
	-	Amendment No. 3 to Form SB-2
	-	Originally Filed January 28, 2005, Amendment No. 1 Filed March 30, 2005 and Amendment No. 2 Filed April 13, 2005.

We write on behalf of Rancho Santa Monica Developments Inc. (the “Company”) in response to your comment letter dated June 8, 2005 regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, a second amended Registration Statement on Form SB-2/A (as revised, the "Amended SB-2"). We enclose with this letter a copy of the Amended SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended SB-2.

RISK FACTORS, PAGE 6

WE HAVE YET TO ATTAIN PROFITABLE OPERATIONS AND BECAUSE WE WILL NEED ADDITIONAL FINANCING TO FUND THE DEVELOPMENT OF OUR PROPERTY OUR ACCOUNTANTS BELIEVE THERE IS SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN, PAGE 6.

1.
WE HAVE REVIEWED YOUR REVISIONS IN RESPONSE TO COMMENT 2 FROM OUR LAST COMMENT LETTER, AND WE-RE-ISSUE THE COMMENT, IN PART. PLEASE REVISE YOUR RISK FACTOR DISCUSSION TO PROVIDE INVESTORS WITH A FULL PICTURE OF YOUR ABILITY TO FUND, WITH YOUR EXISTING CASH, THE DEVELOPMENT OF THE PROPERTY AS WELL AS ALL OTHER REQUIRED EXPENDITURES IN ORDER TO COMMENCE GENERATING REVENUES FROM YOUR PROPERTY. IN CONNECTION WITH THIS, PLEASE DISCLOSE THE OFFERING COSTS THAT YOU ARE REQUIRED TO PAY. IN ADDITION, TO THE EXTENT YOU WILL BE REQUIRED TO INCUR MARKETING AND OTHER COSTS PRIOR TO RENTING OUT THIS PROPERTY, PLEASE DISCLOSE THESE COSTS. FURTHER, WE NOTE THAT YOU DO NOT EXPECT TO RECEIVE THE NECESSARY

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650
*Washington and British Columbia Bars **Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Mr. David H. Roberts

PERMITS IN ORDER TO CONTINUE CONSTRUCTION ON THE PROPERTY UNTIL AUGUST 2005. PLEASE DISCLOSE THE CONSULTING COSTS THAT WILL NEED TO BE PAID OUT DURING THIS TIME FRAME PRIOR TO THE COMPLETION OF THE PROPERTY AS WELL AS THE MONTHLY PAYMENTS MADE SINCE FEBRUARY 28, 2005.

In response to this comment, please see the revised disclosure in the noted risk factor.

2.
WE NOTE YOUR STATEMENT THAT, AS OF THE DATE OF THIS PROSPECTUS, YOU HAVE $35,099 IN CASH. THIS NUMBER APPEARS TO BE DERIVED FROM YOUR UNAUDITED INTERIM FINANCIAL STATEMENTS, DATED FEBRUARY 28, 2005. IN LIGHT OF THE $1,000 IN MONTHLY CONSULTING PAYMENTS MADE TO YOUR EXECUTIVE OFFICERS, PLEASE REVISE TO DISCLOSE THAT THIS FIGURE IS BASED ON YOUR INTERIM FINANCIALS DATED FEBRUARY 28, 2005, OR PROVIDE A MORE RECENT FIGURE THAT TAKES INTO ACCOUNT THESE, AND ANY OTHER PAYMENTS.

In response to this comment, the Company has updated the cash and working capital figures in the Amended SB-2 to the date of the prospectus.

ENVIRONMENTAL AND OTHER REGULATIONS MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS, PAGE 7

3.
IN THIS RISK FACTOR, YOU STATE THAT YOU “ARE NOT REQUIRED TO PAY FOR ANY OF THE COSTS RELATING TO THE REGULARIZATION PERMIT.” ON PAGE 27, YOU NOTE THAT YOU ANTICIPATE COSTS OF $5,000 OVER THE NEXT 3-6 MONTHS, WHICH INCLUDE COSTS TO OBTAIN ALL NECESSARY REGULATORY APPROVALS. PLEASE ADVISE US IF THERE ARE ANY REGULATORY APPROVALS THAT YOU REQUIRE OTHER THAN THE REGULARIZATION PERMITS.

In response to this comment, as stated under the heading “Government Regulation” in the Amended SB-2, once the regularization permit is approved, the Company expects to obtain a local permit from the municipality of Solidaridad at a cost of $3,500 for its proposed business operations on the Solidaridad Property. The estimated expenses of $5,000 are expected to cover this expense and any other additional expenses relating to the transfer of title to the Solidaridad Property upon completion of a legal survey of the Solidaridad Property by the Mexican government.

DESCRIPTION OF BUSINESS, PAGE 21

ACQUISITION OF SOLIDARIDAD PROPERTY, PAGE 22

4.
YOU STATE IN YOUR RESPONSE TO COMMENT 11 THAT YOU PRESENTLY DO NOT HAVE ANY WRITTEN AGREEMENTS WITH YOUR THIRD PARTY CONTRACTORS TO PROVIDE MANAGEMENT, MAINTENANCE AND SEPTIC SERVICES TO THE APARTMENT UNITS ON THE ADJOINING PARTY. PLEASE REVISE THIS SECTION TO NOTE THIS FACT.

In response to this comment, the Company has revised the disclosure in the Amended SB-2 under the heading “Acquisition of Solidaridad Property” as requested.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 26

PLAN OF OPERATION, PAGE 26

5.
YOU STATE THAT YOU “EXPECT TO RECEIVE A COMMISSION FROM THE RENTAL OF THESE UNITS ON BEHALF OF THE OWNERS OF THE UNITS AND INTEND TO ADVERTISE THROUGH VARIOUS MEDIA INCLUDING BROCHURES, INTERNET, AND PRESENTATIONS BY ITS PRINCIPALS.” PLEASE REVISE TO INDICATE WHETHER

O’Neill Law Group PLLC	3
United States Securities and Exchange Commission
Attention: Mr. David H. Roberts

YOU HAVE A BINDING AGREEMENT WITH THE OWNERS, AND IF YES, THE TERMS OF THE AGREEMENT. IF NOT, PLEASE DISCLOSE THE BASIS FOR YOUR BELIEF THAT YOU WILL RECEIVE COMMISSIONS FROM THE OWNERS.

In response to this comment, the Company has revised the disclosure under the heading “Plan of Operation” to disclose that it is presently negotiating with the owners of the rental units to receive a commission from the rental of these units on behalf of the owners by the Company, and that if such commission is agreed to by the unit owner, the Company intends to advertise the units through various media including brochures, internet, and presentations by its principals.

6.
WE REFER TO YOUR TABLE ON PAGE 27 THAT SHOWS $4,800 OVER THE NEXT TWELVE MONTHS IN “CONTRACTOR FEES.” PER YOUR DISCLOSURE ELSEWHERE IN THE REGISTRATION STATEMENT, IT APPEARS THAT THE CONTRACTOR FEES WILL INCREASE TO $600 PER MONTH ONCE CONSTRUCTION OF THE APARTMENTS IS COMPLETED. IT IS NOT CLEAR WHY YOU ARE NOT INCLUDING THESE ADDITIONAL FEES. PLEASE REVISE OR ADVISE.

In response to this comment, the Company has revised the disclosure under the heading “Milestones and Objectives” in the Amended SB-2, to include contractor expenses of $400 per month up to the expected completion of the development of the Solidaridad Property and the apartment units on the adjoining property, and contractor expenses of $1,200 per month thereafter. The Company presently expects that completion of the development of the Solidaridad Property and the apartment units on the adjoining property will occur within two months from the date the regularization permit is received. The permit is expected to be received by August, 2005.

REVENUE, PAGE 28

7.
WE NOTE YOUR RESPONSE TO COMMENT 34 AND THE SURVEY CONDUCTED BY MANAGEMENT THAT WAS PROVIDED TO US. AFTER REVIEWING THIS MATERIAL, WE DO NOT AGREE THAT THE SURVEY PROVIDES A REASONABLE BASIS FOR THE PROJECTIONS OF FUTURE OCCUPANCY RATES THAT YOU HAVE INCLUDED IN THIS SECTION. ITEM 10(D) OF REGULATION S-B ALLOWS PROJECTIONS ONLY IF THEY ARE SUPPORTED BY A REASONABLE BASIS. IN LIGHT OF THE FACT THAT THE SURVEY CONDUCTED BY MANAGEMENT COVERS ONLY OCCUPANCY RATES FOR A SINGLE DAY, IT DOES NOT APPEAR TO BE A RELIABLE INDICATOR OF FUTURE OCCUPANCY RATES. IN ADDITION, THERE IS NO CORRESPONDING DISCUSSION OF WHAT RESORTS WERE INTERVIEWED AND WHETHER THE OTHER RESORTS COMPARE FAVORABLY OR NEGATIVELY IN SIZE, LOCATION OR AMENITIES TO YOUR PROPOSED PROPERTY. THEREFORE, PLEASE REMOVE YOUR DISCLOSURE REGARDING PROJECTED OCCUPANCY RATES AND CORRESPONDING REVENUES AND EXPENDITURES BASED ON THESE OCCUPANCY RATES OR PROVIDE US WITH ADDITIONAL MATERIAL TO SUPPORT YOUR PROJECTIONS.

In response to this comment, the Company has removed the disclosure under the heading “Revenue” in the Amended SB-2 regarding projected occupancy rates and related estimates as requested. The Company has retained the disclosure regarding projected expenditures as these expenses are not contingent on the occupancy rates.

WHERE YOU CAN FIND MORE INFORMATION, PAGE 37

8.	PLEASE REVISE TO NOTE THAT THE PUBLIC REFERENCE ROOM HAS RELOCATED TO ROOM 1580, 100 F STREET NE, WASHINGTON D.C. 20549.

In response to this comment, the Company has amended the disclosure under the heading “Where You Can Find More Information” in the Amended SB-2 as requested.

O’Neill Law Group PLLC	4
United States Securities and Exchange Commission
Attention: Mr. David H. Roberts

FINANCIAL STATEMENTS

GENERAL

9.	PLEASE CONTINUE TO MONITOR THE UPDATING REQUIREMENTS OF ITEM 310(G) OF REGULATION S-B.

In response to this comment, the Company continues to monitor the requirements of Item 310(g) of Regulation S-B and has updated the Amended SB-2 accordingly.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

B) FOREIGN CURRENCY TRANSLATION, PAGE F-9

10.
YOUR RESPONSE TO OUR PRIOR COMMENT 18 AND THE RELATED REVISION TO NOTE 2H DOES NOT ADDRESS CLEARLY AND COMPLETELY OUR REQUEST. REVISE THE FOOTNOTE TO DISTINGUISH BETWEEN YOUR ACCOUNTING FOR FOREIGN CURRENCY TRANSLATION ADJUSTMENTS (PARAGRAPH 13 OF SFAS 52) AND YOUR ACCOUNTING FOR GAINS OR LOSSES RESULTING FROM FOREIGN CURRENCY TRANSACTIONS (PARAGRAPH 15 OF SFAS 52). ALSO, GIVEN THAT THE U.S. DOLLAR IS BOTH YOUR FUNCTIONAL AND REPORTING CURRENCY, REFER TO PARAGRAPH 13 OF SFAS 52 AND TELL US WHY YOU BELIEVE THE DISCLOSURES IN ITEMS I, II AND III OF NOTE 2H ARE APPLICABLE TO YOUR FINANCIAL STATEMENTS.

In response to this comment, please see the revised Note 2(h) to the audited financial statements for the period ended November 30, 2004.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Stephen F.X. O’Neill”

STEPHEN F.X. O'NEILL

SON/clk

Enclosures

cc:     Rancho Santa Monica Developments Inc.
          Attn: Mr. Graham Alexander, President